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                          Filed by: Conestoga Enterprises, Inc.
                          Pursuant to Rule 425 under the Securities
                          Act of 1933 and deemed filed pursuant to
                          Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Conestoga Enterprises, Inc. (Commission File No. O-24064)



For Release December 4, 2001


               Merger Agreement between D&E Communications, Inc.
               and Conestoga Enterprises, Inc. Becomes Fully Effective


     EPHRATA, PA/BIRDSBORO, PA - D&E Communications, Inc. (NASDAQ: DECC) and Conestoga Enterprises, Inc. (NASDAQ: CENI) announced today that the previously announced conditional merger agreement between them providing for the acquisition of Conestoga by D&E has become fully effective.

     As previously disclosed, the D&E merger agreement is structured as a "cash election" merger in which each Conestoga shareholder will have the option to receive cash and/or D&E common stock for each Conestoga share. Conestoga shareholders will receive $33.00 per share (for a total of $273.3 million), in stock, cash or a combination of both, as long as the average share price of D&E common stock before the closing is between $13.00 and $23.00. To the extent that this average is above $23.00 or below $13.00 per share, Conestoga shareholders will receive 1.4348 or 2.5385 shares of D&E stock, respectively, for each Conestoga share which is to be converted into D&E stock. In the event the average sale price of D&E's stock for any ten consecutive trading days prior to closing is less than $8.00, Conestoga would have the option to terminate the agreement. So long as the value of D&E's common stock remains at a level where the value of the stock portion of the merger consideration is at least 40% of the total value of the merger consideration at closing, the transaction is expected to be a tax-free reorganization. In the transaction, Conestoga shareholders will be able to choose from one of three options for merger consideration: (1) 55% in cash and 45% in D&E common stock; (2) 100% in D&E common stock; or (3) 100% in cash; provided that, in certain circumstances, pro ration may be applied to these elections and D&E has guaranteed that those shareholders electing to receive cash will receive a minimum of 55% of their consideration in cash. As a part of the transaction, D&E will be assuming approximately $73 million in Conestoga debt.

     The D&E merger agreement became effective upon the termination of Conestoga's merger agreement with NTELOS Inc. As previously announced, Conestoga's Board of Directors determined that the D&E transaction was superior to the transaction contemplated by the NTELOS merger agreement. On November 21, 2001 Conestoga notified NTELOS that its Board of Directors had withdrawn its recommendation of the NTELOS transaction and that Conestoga intended to terminate the NTELOS merger agreement. On December 3, 2001, NTELOS notified Conestoga of its election to terminate the NTELOS merger agreement and accept the break-up fee provided for in that agreement.

     Commenting on the announcement, Anne B. Sweigart, Chairman of D&E, said, "We are excited to join forces with our neighbors at Conestoga Enterprises. Our companies have similar histories and the combination will advance our strategy to become a leading regional integrated communications
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     provider. We are pleased by the opportunity that this presents for our shareholders, customers and employees." G. William Ruhl, D&E's Chief Executive Officer, commented further, "This transaction represents a significant step in our wireline expansion plans. Conestoga is an excellent complement to our existing service territory."

     "Both companies were built by dedicated employees focused on providing high quality telephone service by bringing the latest technological advances in communications to the customers they serve. Using the resources of the combined companies, we will continue to strive for the mutual benefits of our shareholders, employees and customers," said John R. Bentz, the Chairman of Conestoga. Mr. Bentz is expected to join the D&E board of directors upon consummation of the transaction.

     The D&E/Conestoga merger is subject to approval of the shareholders of both companies. In addition, approvals will be required from federal and state agencies.

     The closing prices for D&E Common Stock and Conestoga Common Stock on NASDAQ were $17.55 and $30.00, respectively, on December 3, 2001.

     Jefferies & Company, Inc. has acted as financial advisor to D&E in the transaction, and Legg Mason Wood Walker, Inc. advised Conestoga on the transaction.

     D&E and Conestoga will hold a conference call on Tuesday, December 4, 2001 at 5:00 PM EST to discuss the transaction. The telephone number for the call is 800-230-1951. Callers will need to identify themselves and their affiliation, and indicate that they are accessing the D&E/Conestoga call. A rebroadcast of the call can be accessed through December 11, 2001 by dialing 800-475-6701 and by entering the access code 616344. Prior to the conference call, D&E will post preliminary informational materials relating to the Conestoga transaction on its web site (www.decommunications.com).

     D&E is an integrated communications provider based in Lancaster County, Pennsylvania. Through its subsidiaries and affiliated companies, D&E offers both local and long distance service, Internet service, voice, data and video equipment, and systems integration services. Comprehensive information about D&E is available online at www.decommunications.com.

     Conestoga Enterprises, Inc. is a Birdsboro, Pennsylvania based integrated communications provider serving southern and central Pennsylvania. Through its subsidiaries, Conestoga provides local and long-distance telephone services, wireless PCS, internet access, paging, cable television and communications equipment solutions. Detailed information about Conestoga Enterprises, Inc. is available online at www.callconestoga.com.


Contact:  D&E Communications, Inc.
          W. Garth Sprecher, Vice President and Secretary
          (717) 738-8304

          Conestoga Enterprises, Inc.
          Albert H. Kramer, President
          (610) 582-6204
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     This press release contains forward-looking statements. These forward-
     looking statements are found in various places throughout this press release and include, without limitation, statements regarding the expected timing and benefits of the acquisition, including the amount and type of consideration to be received by Conestoga's shareholders as well as the tax consequences of the transaction. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the failure of the Conestoga or D&E shareholders to approve the transaction; any adverse impact on the trading price of D&E common stock resulting from the reaction of the public market to the transaction; the risk that Conestoga's business will not be successfully integrated into D&E; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the United States Securities and Exchange Commission.

     Neither D&E nor Conestoga is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

     D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.